UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

GenesisAI Corporation

(Exact name of issuer as specified in its charter)

Delaware	83-1119348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

201 SE 2nd Ave., Miami, FL 33131

(Full mailing address of principal executive offices)

(617) 922-4131

(Issuer’s telephone number, including area code)

Class A Common Stock, $0.0001 par value per share

Title of each class of securities issued pursuant to Regulation A

Use of Terms

Unless the context requires otherwise, references in this report to “the Company,” “we,” “us” and “our” refer to GenesisAI Corporation, a Delaware corporation.

On September 29, 2021, we completed a 10-for-1 forward stock split of our outstanding common stock and effected an automatic conversion of all shares of outstanding common stock into Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”). References to number of shares of our Class A Common Stock, including shares to be issued upon the conversion or exercise of certain convertible securities, and other future issuances, have given effect to this split and conversion.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business─Risk Factors” below, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. These forward-looking statements include, among other things, statements relating to:

●	our dependence upon external sources for the financing of our operations;

●	our ability to successfully and profitably market our products;

●	the acceptance of our products by users;

●	the amount and nature of competition from other competitors;

●	our dependence on a limited number of suppliers;

●	our ability to protect our highly technical and complex internet-based software platform from computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service;

●	our ability to obtain and enforce patents and to protect our proprietary technology, and to prevent others from using our technology to compete with us, which could create undue competition and pricing pressures; and

●	our ability to maintain regulatory approvals and comply with applicable laws and regulations.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. BUSINESS

Overview

Artificial intelligence is growing rapidly. This revolutionary technology is becoming a part of many aspects of the internet and the global economy, including investing, trading, and social media. Now, large companies are investing tens of billions of dollars into AI. But issues plaguing the AI industry are plentiful. For years, AI tools have been developed and operated in silos, created within a single company, or for a single purpose, without any means of exchanging data with each other, or learning from other developers. This has made it difficult to create synergistic AI applications. Furthermore, in our opinion, developers have had no way to monetize the technology that they have developed.

With our GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. GenesisAI’s existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services.

Our AI protocol and platform and related online marketplace are not yet fully developed.

Market

According to an April 2021 report, the market for AI as measured by revenues is estimated to grow to approximately $2.8 trillion by 2030 (Transparency Market Research, Inc., “Artificial Intelligence Market Insights, 2020-2030,” November 2021). PwC estimated $15.7 trillion in potential contributions to the global economy by 2030 from the AI industry (PwC, “Sizing the Prize: What’s the Real Value of AI for Your Business and How Can You Capitalize?”, September 8, 2017). Out of this amount, $6.6 trillion is likely to come from increases in productivity and around $9 trillion is likely to come from consumption-side effects. PwC estimated up to a 26% boost in GDP for local economies from AI by 2030. According to PwC, all regions of the global economy will experience benefits from AI. The biggest sector gains will be in retail, financial services and healthcare as AI increases productivity, product quality and consumption. The greatest economic gains from AI technology are expected in China (up to 26% GDP boost by 2030) and North America (potential 14% GDP boost). One of the areas that PwC considers to be a high-potential use case is personalized financial planning. This application is one of the focuses of our AI platform: providing AI-powered tools to retail investors to enable them to control their financial future and better plan their investment allocations.

A business survey found that AI adoption has more than doubled since 2017 (Michael Chui, Bryce Hall, Helen Mayhew, and Alex Singla, “The state of AI in 2022—and a half decade in review,” McKinsey and Co., December 2022). In 2017, the authors reported that 20% of respondents reported adopting AI in at least one business area, whereas today, that figure stands at 50%, though it peaked higher in 2019 at 58%.

Based on our experience in this industry, currently AI development is hindered by two fundamental problems:

●	AI development is expensive.

●	Independent AI developers can neither easily monetize nor coordinate their capabilities with other AI developers to satisfy end users’ machine-learning needs.

In our opinion, the AI market today is fragmented and dominated by large, oligopolistic tech companies, which may charge inflated prices for their AI services. We believe the number of AI developers is very limited. There is no easy way for independently-developed AIs to exchange data, trade services, learn from each other, or expand their own capabilities. Most companies cannot afford to hire their own team of AI engineers to create in-house AIs, nor do they have enough technical capabilities to use open-source application programming interfaces, or APIs, to purchase and integrate the specific AI services that they need. Moreover, we believe it is often difficult to judge the quality of independently-developed AIs because of the lack of credible reputation systems. Companies and others operating on a lean budget may face high-risk decisions when choosing which AIs to use.

While some open-source APIs are currently available on GitHub and elsewhere on the Internet such as on Google’s TensorFlow, they are sometimes hard to use and difficult to integrate even with technical expertise. Companies may need to spend tens of thousands of dollars simply to allow different AI capabilities to coordinate. We are democratizing access to the independent AI developers by wrapping their AI code in an easily accessible AI protocol. The common protocol will help reduce the cost of AI work by increasing the total supply of accessible AI services. The ease of using wrapped AIs empowers even people without technical expertise to reach their goals with the power of sophisticated AI. No or limited engineering work is required in order to use the AI technologies on GenesisAI. Our protocol enables AI developers to coordinate and end users to find and use the best outsourced AI programs to suit their needs and budgets.

Our Solutions

We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide the web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world.

By using our services, we expect the public will finally have access to services that are currently out of their reach due to limited resources. When they access the GenesisAI marketplace, they will be able to search for the service they want, and our system is designed to couple them with some existing provider, similar to how Uber matches drivers and riders. The GenesisAI platform will couple them with the service provider, and we anticipate they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services. On the supply side, independent AI service providers will be able to develop, combine and compete with the large tech companies to capture the AI services market. Our web platform matches unused resources, such as in-house developed AI platforms and open-source Github AI code, with organizations in need of these resources.

GenesisAI itself will use AI-powered technology to match buyers and sellers. This technology will account for users’ past behavior, willingness to pay, and needs. For example, if users recently ordered AI services for speech recognition, they may receive suggestions about similar and complimentary AI services. Moreover, buyers will be able to filter their searches based on their willingness to pay for a particular service, the reviewer’s rating, and on how quickly they want to get the service.

Our goal is to eliminate an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years. If we achieve our vision, we believe GenesisAI has the potential to become one of the most valuable technologies of all time.

GenesisAI Artificial Intelligence Platform

The GenesisAI protocol and platform enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol the GenesisAI platform will host an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. Initially the platform focused on financial assets management, and its scope has been expanded to cover additional products and services such as analyzing customer reviews. We plan to generate revenues through a variety of sources including the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We expect that our web platform transaction fee will initially be 30%. In 2022, we generated limited revenue of $8,122.

In addition to these services, our platform will broaden to enable the AI interoperability and marketplace services described above in any market sector. For example, a hotel could use an AI provider’s AI to request a summary of customer behavior depending on different variables and recommendations to increase the customer base. The hotel’s AI provider could in turn use another AI provider’s AI to use a service that uses pattern recognition to recognize the hotel’s customer behavior and customer pain points. After receiving the output from the second provider, the first provider could use the input to provide data-rich models of customer behavior and strategies for increasing customer capture and retention.

Our web platform is in the development stage. We believe that the transaction fee we intend to charge on our platform will be substantially lower than the marketing costs that our platform users would expect to spend in generating the same transaction volume.

Commercialization

Currently we are focused on developing the product, learning from the users, and increasing the number of users we have on the platform. Our goal is to start commercializing the product once we have enough users to support the commercialization. We plan to have two major sources of revenue. First, we will be charging users monthly subscription fees to use all of our tools on the GenesisAI platform. Second, we expect to earn a 30% commission from marketplace transactions. For example, if a buyer posts a request for an AI service for which he is willing to pay $10,000 to the service provider, then GenesisAI would earn a 30% commission from that transaction.

Competition

Our competitors include RapidAPI and SingularityNET. We believe we are different in that not only are we connecting buyers and sellers of AIs with each other, but our protocol also enables multiple AI products to work together seamlessly (e.g., a speech recognition program and a translation program working together to produce speech translation). We believe that these distinctions could give us a unique edge in providing potentially higher quality AI products and services and increased functionality.

Customer Base

We plan to operate as a marketplace. While there is no assurance that our software providers and user base will be large enough for us to reach profitability, we do not anticipate that we will be dependent on one or a few major customers or suppliers. A small group of companies have supplied technology for our platform in the form of an API. On the demand side, there are more than 2,300 individual users of our platform according to data from our cloud application provider. For further discussion, see “Risk Factors – Risks Related to the Company’s Business and Industry – We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market.”, and “Risk Factors – Risks Related to the Company’s Business and Industry – The market size for AI services may be smaller than we have estimated.”

Intellectual Property

We do not own any patents and have not registered any copyrights. We currently own the domain www.genesisai.io and maintain our corporate website at this domain. We have been granted trademark protection under the mark “GenesisAI” for our web platform technology on our website featuring an online marketplace for exchanging goods and services with other users. We may also seek copyright and other applicable intellectual property protections when we have finished development. All of our current and former employees and independent contractors have agreed to standard assignments of all rights to any intellectual property that was developed in the course of employment or engagement.

Employees

As of April 17, 2023, we had four full-time employees and two part-time employees.

We believe that we maintain a satisfactory working relationship with our employees and consultants, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Properties

We do not own, rent or otherwise maintain any physical offices or other properties. All employees and independent contractors supply their own equipment and facilities other than a small amount of computer and office equipment purchased by the Company for the use of our chief executive officer; our chief executive officer’s brother for his work for us as a full-time employee; our part-time Chief AI Scientist; and a software engineer.

Governmental/Regulatory Approval and Compliance

To our knowledge, there are no governmental regulations that directly apply to our business.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Corporate Information

Our corporate name is GenesisAI Corporation. We are a Delaware corporation that was formed on July 3, 2018.

Our principal office is located at 201 SE 2nd Ave, Miami, FL 33131.

Our website is located at www.genesisai.io/. The information available on or through our website is not a part of this Form C-AR.

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this report, including the consolidated financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our securities, if any, could decline, and you may lose all or part of your investment.

Risks Related to the Company’s Business and Industry

Our auditors’ report includes a going concern paragraph.

Our financial statements include a going-concern qualification from our auditors, which expresses substantial doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitably is dependent upon, among other things, obtaining additional financing for our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

GenesisAI is an early-stage startup, and that comes with the typical risks of a company at this stage.

GenesisAI is an early-stage startup, which comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability.

Any valuation at this stage is difficult to assess.

Any valuation at this stage is difficult to assess. The valuations for our Regulation Crowdfunding and Regulation A offerings have been established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We have a small team and our future success depends on the ability of the core team to recruit key personnel.

We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company. In addition to full-time employees and full-time contractors, GenesisAI has part-time team members who are putting a limited number of hours in GenesisAI. This might hinder our ability to grow fast.

We are dependent on general economic conditions.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large Internet companies, any of which might launch or launched its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

Our ability to succeed depends on how successful we will be in our fundraising efforts.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

Voting control will be given to a small number of stockholders.

Investors in the Company will have only a minority of voting rights in corporate matters requiring stockholder approval, including the election of directors, major changes to our company governance documents, expanding employee option pools, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Our majority stockholder and sole executive officer and director, Mr. Archil Cheishvili, makes all major decisions regarding the Company. All other stockholders of the Company are minority stockholders and, in some cases, a signatory to a proxy agreement designating Mr. Cheishvili as your voting proxy, and therefore may not have a say in these decisions.

Future fundraising may affect the rights of investors.

Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any of your shares.

The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event occurs such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company’s securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. There is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers’ needs, to deliver our applications in one seamless integrated product offering that addresses our customers’ needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive.

Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

Inability to protect our proprietary technology would disrupt our business.

Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source environment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Third parties may claim that our services infringe upon their intellectual property rights.

Third parties may claim that our services infringe upon their intellectual property rights. Third parties may assert that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them and subject us to expensive and disruptive litigation. In addition, we incorporate licensed third-party technology in some of our products and services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims and lawsuits, even if not meritorious, could be expensive and time consuming to defend; divert management’s attention and resources; require us to redesign our products, if feasible; require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies; and/or may materially disrupt the conduct of our business.

We are required to indemnify our officers and directors.

Under Delaware law, our charter documents and certain indemnification agreements, we may be obligated to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. If we were called upon to indemnify an officer or director, then the portion of our available funds expended for such purpose would reduce the amount otherwise available for our business. This indemnification obligation and the resultant costs associated with indemnification may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

Under certain conditions, we may agree to indemnify customers, investors, underwriters, placement agents and other third parties, which exposes us to substantial potential liability.

Our contracts with customers, investors and other third parties may include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our products or solutions. In addition, we agreed to indemnify and hold Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs, resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings to the extent they are based upon (i) a breach of our broker-dealer agreement with Dalmore, (ii) our wrongful acts or omissions, or (iii) our Regulation A Offering (as defined in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Regulation A Offering”). Our agreement with Dalmore was terminated on or around June 1, 2022, however, our indemnification obligations to Dalmore arising under the terms of the agreement continue to be in effect. Although we attempt to limit our indemnity obligations, an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products and solutions, and adversely affect our business, financial condition, and results of operation.

The market size for AI services may be smaller than we have estimated.

The public data regarding the market for AI services may be incomplete. Therefore some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the market size for AI services smaller than we have estimated, which may reduce our potential and ability to increase revenue. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for AI services, and we often use such data for our business and planning purposes.

We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market.

We may depend on a limited number of third-party software providers in order for our software services to function adequately. Most of our agreements with suppliers are not long-term and typically only secure suppliers’ software services for at most a one-year term. The termination of our supplier relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. Our suppliers’ failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could disrupt our services or reduce their functionality, cause us to lose sales, incur additional costs and/or expose us to other issues. In turn, this could cause us to lose credibility in the market and damage our relationships with our users, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition or results of operations could be negatively impacted.

Our business may face risks of fee non-payment, users may seek to renegotiate existing fees and contract arrangements, and users may not accept price increases, which could result in loss of users, fee write-offs, reduced revenues and decreased profitability.

In some cases, our business may be engaged by users who are experiencing or anticipate experiencing financial distress or are facing complex challenges, are engaged in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be true in light of general economic conditions; lingering effects of past economic slowdowns or recession caused by the novel coronavirus; or business- or operations-specific reasons. Such users may not have sufficient funds to continue operations or to pay for our services. With respect to bankruptcy cases, bankruptcy courts have the discretion to require us to return all, or a portion of, our fees.

We may receive requests to discount our fees for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass through costs. We consider these requests on a case-by-case basis. We may routinely receive these types of requests and expect this to continue in the future. In addition, our users and prospective users may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or even decrease our rates, and less advantageous contract terms could result in the loss of users, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant user engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Efforts to prevent hackers from entering our systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract users. Any significant disruption to our internet-based software platform or internal computer systems could result in a loss of users and could adversely affect our business and results of operations.

We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services.

Our platform is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We may be unable to generate significant revenues and may never become profitable.

We generated minimal revenue for the years ended December 31, 2022 and 2021 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.

We may err in the design or operation of our controls. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We may in the future discover areas of our internal controls over financial reporting that need improvement. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition, the market price of our stock price could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authorities, which would require additional financial and management resources and could lead to substantial additional costs for accounting and legal fees.

We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. If we are not able to conclude that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems, could also restrict our future access to the capital markets.

We have broad discretion over the use of proceeds from securities offerings.

The Company’s management will have broad discretion with respect to the application of net proceeds received and accepted by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Company’s other issued and outstanding securities from time to time. For example, if we were to acquire a company with the proceeds of the Regulation A Offering or the 2022-2023 Regulation Crowdfunding Offering (as defined in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – 2022-2023 Regulation Crowdfunding Offering) or another offering, the acquired company could fail to be profitable, and therefore could cause us to incur significant losses. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the Company’s issued and outstanding securities to decline.

We could be adversely affected if we are unable to renegotiate equity agreements with our employees and advisors. In addition, we may be adversely affected by negotiations if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge users, which may affect our operating results.

Our negotiations regarding equity agreements with our employees and advisors are not always in line with our business plan. Consequently, the results of the negotiations would adversely affect us. Additionally, we might not be able to pass on cost increases due to the renegotiation of equity agreements to the fees we charge our users, and this could have a material adverse effect on our business.

Risks Related to Ownership of our Class A Common Stock

The structure of our common stock has the effect of concentrating voting control with our officers and directors, and their affiliates; this will limit or preclude your ability to influence corporate matters.

We are authorized to issue two classes of common stock, Class B Common Stock and Class A Common Stock, and six classes of preferred stock: Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred stock (the “Series A Preferred Stock”). Class A Common Stock is entitled to one vote per share on proposals requiring or requesting stockholder approval, and Class B Common Stock is entitled to ten votes on any such matter. Each share of Series A Preferred Stock and Class A Common Stock has one vote on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

In the Regulation A Offering and the 2022-2023 Regulation Crowdfunding Offering, we are offering shares of Class A Common Stock. As of the date of this annual report on Form 1-K, there are 17,483,235 shares of Class A Common Stock outstanding representing voting power of 17,483,235 votes, and 3,687,994 shares of Series A Preferred Stock outstanding representing voting power of 3,687,994 votes. Our sole executive officer, Mr. Archil Cheishvili, owns 100%, or 27,068,000 shares, of our outstanding Class B Common Stock, which amounts to 270,680,000 votes. Therefore, the total number of votes of both classes of our common stock and our Series A Preferred Stock is 291,851,229 votes, of which Mr. Cheishvili controls approximately 92.7% in overall voting power. As a result, Mr. Cheishvili controls approximately 92.7% of the voting power as of the date of this annual report on Form 1-K.

Following the Regulation A Offering and the 2022-2023 Regulation Crowdfunding Offering, taking into consideration the shares of common stock that may be offered thereby, even if 100% of the shares of Mr. Cheishvili and newly-issued shares of Class A Common Stock being offered are sold, Mr. Cheishvili will retain controlling voting power in the Company based on having approximately 85.1% of all voting rights. This concentrated control will limit or preclude your ability to influence corporate matters including significant business decisions for the foreseeable future and could harm the market value of your common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future and could harm the market value of your common stock.

There is no public market for our Class A Common Stock.

There is no established public trading market for our Class A Common Stock, and a market may not develop. We do not intend to apply for listing of our Class A Common Stock on any securities exchange or other trading market. Without an active market, the liquidity of the Class A Common Stock will be limited.

The sale of shares by insiders, or even the perception that they may do so, could cause our stock price to decline.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our chief executive officer, Mr. Archil Cheishvili, who is selling the majority of our common stock in the Secondary Offering (as defined in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Regulation A Offering”). Mr. Cheishvili may sell up to 5,025,695 shares, which represents approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of common stock. The perception in the public market that our sole officer and director wishes to dispose of a significant amount of holdings in our company may have an adverse effect on our stock price and impair our ability to raise additional capital through the sale of securities, should we desire to do so.

Substantial future sales of our preferred stock or common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The shares of Class A Common Stock that we are offering in the Regulation A Offering will become legally freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act. Sales of substantial amounts of our preferred stock or common stock in the public market after this Offering, or the perception that these sales could occur, could adversely affect the price of our preferred stock or common stock and could impair our ability to raise capital through the sale of additional shares.

Future equity financing may dilute the value of your shares.

The amount of additional financing that the Company may need will depend upon several contingencies not foreseen at this time. Each round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor’s Company securities.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our Restated Certificate of Incorporation and Certificate of Designations of Series A Series A Preferred Stock authorized us to issue up to 50,000,000 shares of blank check preferred stock. Of these, we have authorized 13,592,029 shares in aggregate in six series of Series A Preferred Stock and issued 3,687,994 such shares. We expect to issue an additional 8,916,640 of the remaining authorized but unissued shares of Series A Preferred Stock if certain Simple Agreement for Future Equity (“SAFE”) instruments’ conversion terms are triggered. Each series of Series A Preferred Stock ranks senior to all Class A Common Stock as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Shares of the Series A Preferred Stock have one vote and vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its original issue price by the applicable conversion price. Any preferred stock that we issue in the future may also rank ahead of our Class A Common Stock in terms of dividend priority or liquidation premiums, may have greater voting rights than our Class A Common Stock, or have similar or greater conversion rights and other rights that the Class A Common Stock does not have. Our current and potential future preferred stock’s conversion provisions allowing those shares to be converted into shares of common stock could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, including as to the authorized but unissued shares of Series A Preferred Stock referred to above, there can be no assurance that we will not do so in the future.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A Common Stock. Accordingly, investors must be prepared to rely on sales of their Class A Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class A Common Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Short sellers of our stock may be manipulative and may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. Efforts by such short seller or by other short sellers, whether or not they identify themselves as such, may cause precipitating decline in the market price of our common stock, and no assurances can be made that any such effect would be temporary or insignificant.

We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders receive less information.

We are required to file public reports on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers and under Regulation Crowdfunding. The ongoing reporting requirements under Regulation A and Regulation Crowdfunding are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the Jumpstart Our Business Startups Act, or JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

If we decide to apply for the quotation of our Class A Common Stock on the OTCQB or OTCQX market, we will be subject to the OTC Market’s Reporting Standards, which can be satisfied in a number of ways, including by remaining in compliance with (i) the SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

If our common stock becomes subject to the penny stock rules, it will become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain and retain a listing or quotation of our Class A Common Stock and if the price of our Class A Common Stock is less than $5.00, our Class A Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Class A Common Stock could be negatively affected.

Any trading market for our Class A Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

GenesisAI Corporation was formed in the State of Delaware in July 2018. Our principal executive office is located at 201 SE 2nd Ave., Miami, FL 33131.

We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide the web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world.

With the GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. Our existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services.

Our AI protocol and platform and related online marketplace are not yet fully developed and to date we have only generated minimal revenues from our operations.

Recent Events

From December 31, 2022, through April 18, 2023, the date when the financial statements were available to be issued, the Company continued its 2022 - 2023 Regulation Crowdfunding Offering and sold 30,788 shares of Class A Common Stock for gross proceeds of approximately $130,849.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	market conditions and our market position.

Results of Operations

The following table sets forth key components of our results of operations during the fiscal years ended December 31, 2022 and 2021.

	Year Ended December 31,		Change
	2022	2021	$	%
Revenues	$8,122	$—	$8,122	—
Cost of revenues	12,331	—	12,331	—
Gross profit	(4,209)	—	(4,209)	—
Operating expenses
Selling, general and administrative	$1,182,813	$1,004,072	$178,741	17.8
Research and development	1,352,132	2,825,586	(1,473,454)	(52.1)
Total operating expenses	2,547,276	3,829,658	(1,282,382)	(33.4)
Total operating loss	(2,539,154)	(3,829,658)	(1,290,504)	33.7
Other income - PPP loan forgiveness	—	20,832	20,832	—
Net loss	$(2,539,154)	$(3,808,826)	$(1,290,504)	33.7%

Net Loss

Our total net loss decreased approximately $1.3 million, to approximately $2.5 million for the year ended December 31, 2022 from approximately $3.8 million for the year ended December 31, 2021, or 33.7%. This overall decrease was primarily caused by a decrease in research and development expenses of approximately $1.5 million, or 52.1%, to approximately $1.4 million for the year ended December 31, 2022 from approximately $2.8 million for the year ended December 31, 2021, which was partially offset by an increase in selling, general and administrative expenses of approximately $0.2 million, or 17.8% to approximately $1.2 million for the year ended December 31, 2022 from approximately $1.0 million for the year ended December 31, 2021. The increase in selling, general and administrative expenses was primarily due to increased business development costs. The decrease in research and development expenses was primarily due to decreased employee stock options expense. For the year 2023, we estimate net loss to be approximately $500,000. However, this estimate may vary substantially from actual results.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $452,795, an amount due from a stockholder of $67,000 and total assets of $519,795.

To date, we have financed our operations primarily through proceeds from the sales of our securities.

During the year ending December 31, 2022, the Company issued 65,616 shares of Class A Common Stock for net proceeds of $264,556 to investors in the Regulation A Offering and the 2022-2023 Regulation Crowdfunding Offering, discussed below.

We believe that our current levels of cash, not including any proceeds that may be received from the Regulation A Offering and the 2022-2023 Regulation Crowdfunding Offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months. including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our financial resources, including any proceeds that we may receive from the Regulation A Offering and the 2022-2023 Regulation Crowdfunding Offering, are insufficient to satisfy our capital requirements and business growth goals, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Capital Expenditures and Other Obligations

On May 21, 2020, we received a Paycheck Protection Program loan from TD Bank of $20,832 bearing interest of 1%. Principal and interest was required to be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven.

The Company does not currently have plans to make significant capital expenditures. The Company will continually assess whether such expenditures are warranted.

Summary of Cash Flows

As of December 31, 2022, we had approximately $452,795 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2021
Net cash provided by (used in) operating activities	$(1,292,069)	$(2,030,094)
Net cash provided by (used in) investing activities	—	—
Net cash provided by (used in) financing activities	264,960	3,331,719
Net increase (decrease) in cash and cash equivalents	(1,027,109)	1,301,625
Cash and cash equivalents at beginning of period	1,479,904	178,279
Cash and cash equivalent at end of period	$452,795	$1,479,904

Net cash used in operating activities was approximately $1.3 million for the year ended December 31, 2022, as compared to approximately $2.0 million for the year ended December 31, 2021. Our decrease in stock option expense was the primary driver of the increase in net cash used in operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021.

The Company did not use any cash in, and no cash was provided by, investing activities during the years ended December 31, 2022 and 2021.

Net cash provided by financing activities was approximately $0.3 million for the year ended December 31, 2022, as compared to approximately $3.3 million for the year ended December 31, 2021. The decrease in net cash from financing activities in the year ended December 31, 2022 compared to the year ended December 31, 2021 was due to a significant decrease in the issuance of securities in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Regulation A Offering

On February 18, 2022, the SEC qualified our Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to such offering statement, we and certain selling stockholders commenced an offering of a maximum of 17,647,058 shares of Class A Common Stock, for total maximum gross proceeds of $75,000,000, under Regulation A of the Securities Act (“Regulation A”), on a delayed or continuous basis pursuant to Rule 251(d)(3) under the Securities Act. Our portion of the offering consisted of 12,329,538 shares of Class A Common Stock at a fixed price of $4.25 per share, subject to a maximum of 70% of gross proceeds on a pro rata basis with the selling stockholders, or $52,500,000 (the “Primary Offering”). The selling stockholders also commenced their offering of up to 5,294,118 shares of Class A Common Stock at a price of $4.25 per share, subject to a maximum of 30% of gross proceeds on a pro rata basis with the Primary Offering, or $22,500,000 (the “Secondary Offering”). Both the Primary Offering and Secondary Offering are being conducted as a single “Tier 2 Offering” under Regulation A (the “Regulation A Offering”). The minimum per-investor investment in the Regulation A Offering was initially $497.25, or 117 shares. On July 8, 2022, the SEC qualified our Post-Effective Amendment to Form 1-A Regulation A Offering Statement under the Securities Act (the “Amended Offering Statement”). Pursuant to the Amended Offering Statement, the Regulation A Offering was amended to include information contained in the Company’s Special Financial Report on Form 1-K for the fiscal year ended December 31, 2021 filed with the SEC on June 15, 2022, to update the disclosures regarding the plan of distribution and offering expenses relating to the termination of Dalmore as the broker-dealer of record for the Regulation A Offering, to disclose that the minimum investment amount per investor was reduced from $497.25, or 117 shares of Class A Common Stock, to $250.75, or 59 shares of Class A Common Stock, to file as an exhibit to the Amended Offering Statement the revised form of Subscription Agreement for the Regulation A Offering, and to update certain other information in, and file certain additional exhibits to, the Amended Offering Statement.

The Primary Offering and Secondary Offering are occurring simultaneously. The Primary Offering is being conducted on a “best-efforts” basis, which means our directors and officers are using their commercially reasonable best efforts in an attempt to offer and sell the shares. Our directors and officers are not receiving any commission or any other remuneration for these sales. In offering the securities on our behalf, the directors and officers are relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act. The Secondary Offering is being conducted by the selling stockholders in coordination with us and our agents, and we will not receive any of the proceeds from the Secondary Offering. We will bear all costs, expenses and fees in connection with the qualification or registration of the shares of Class A Common Stock being offered in the Secondary Offering, including with regard to compliance with state securities or “blue sky” laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of their shares of Class A Common Stock.

The Regulation A Offering will terminate on the earlier of: (i) such time as our board of directors decides that it is in our best interest to terminate the Regulation A Offering; (ii) such time as all of the Class A Common Stock offered in the Regulation A Offering is sold; or (iii) February 17, 2025. The Regulation A Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for the Regulation A Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company. Once investor subscriptions are accepted by the Company, funds will be deposited into an account controlled by the Company. In the event we terminate the Regulation A Offering before the maximum offering amount is sold, we will close on all funds received and accepted up to that time and promptly issue all purchased and unissued Class A Common Stock. If an investor’s subscription is rejected, the investor’s payment (or portion thereof if partially rejected) will be returned within 30 days without interest.

We may hold a series of closings at which we and the selling stockholders receive the funds from the segregated investment account and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us and the selling stockholders for securities sold by us and the selling stockholders, respectively, and we and the selling stockholders will have access to these funds even if they do not cover the expenses of the Regulation A Offering. We expect to hold closings on at least a monthly basis.

The Company formerly engaged Dalmore as broker-dealer of record to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Prior to the termination of Dalmore’s agreement with the Company, Dalmore became entitled to a 1% commission, a one-time advance payment for out-of-pocket expenses equal to $5,000, a consulting fee of $20,000, and $11,750 for fees payable to the Financial Industry Regulatory Authority, Inc. (“FINRA”). On or around June 1, 2022, our broker-dealer agreement with Dalmore was terminated. In addition to the out-of-pocket expenses, consulting fees and FINRA fees indicated above, we and the selling stockholders are required to pay Dalmore total commissions of $1,420.86.

Further information about the Regulation A Offering and disclosures are provided in the Amended Offering Statement, the Offering Circular filed on July 8, 2022, the Supplement No. 1 to Offering Circular dated July 8, 2022 filed on July 11, 2022, and the Supplement No. 2 to Offering Circular dated July 8, 2022 filed on September 28, 2022.

As of December 31, 2022, the Company had sold 42,061 shares of Class A Common Stock at a price per share of $4.25 in the Regulation A Offering for total gross proceeds of $178,759.

2022-2023 Regulation Crowdfunding Offering

On July 8, 2022, we filed an Offering Statement on Form C under the Securities Act with the SEC, and filed subsequently amendments on Form C/A (as amended, the “Form C/A”). The Form C/A disclosed that the Company would be conducting an offering of up to 716,464 shares of Class A Common Stock under Regulation Crowdfunding and Section 4(a)(6) of the Securities Act at a price per share of $4.15 for total maximum gross proceeds of $3,044,972 (the “2022-2023 Regulation Crowdfunding Offering”), with Netcapital Funding Portal Inc., or Netcapital, a funding portal registered with the SEC and a FINRA member. The 2022-2023 Regulation Crowdfunding Offering has met its target offering amount of $10,000.25. The Form C/A does not provide for a deadline for the 2022-2023 Regulation Crowdfunding Offering to meet its maximum offering amount. Further information about the 2022-2023 Regulation Crowdfunding Offering and disclosures are provided in the Form C/A.

As of December 31, 2022, the Company (excluding insiders) had sold 29,442 shares of Class A Common Stock at a price per share of $4.25 in the 2022-2023 Regulation Crowdfunding Offering for total gross proceeds of $125,131.

Stock Options

During the year ended December 31, 2022, stock options to purchase 365 shares of Class A Common Stock were exercised for proceeds of $404 and stock options to purchase 1,152,970 shares of Class A Common Stock were forfeited by certain former employees, consultants, and advisors.

Changes to our Capitalization

On September 29, 2021, pursuant to resolutions adopted by our board of directors and holder of a majority of the issued and outstanding shares of Common Stock, $0.0001 par value per share (“Common Stock”) adopted on September 28, 2021, we filed a Restated Certificate of Incorporation (the “Restated Certificate”) and a Certificate of Designations of Series A Series A Preferred Stock (“Certificate of Designations”). These filings authorized 32,000,000 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), 195,000,000 shares of Class A Common Stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share, of which 612,330 are designated as “Series A-1 Preferred Stock,” 3,688,700 are designated as “Series A-2 Preferred Stock,” 658,800 are designated as “Series A-3 Preferred Stock,” 204,280 are designated as “Series A-4 Preferred Stock,” 340,000 are designated as “Series A-5 Preferred Stock,” and 8,000,000 are designated as “Series A-6 Preferred Stock”. In addition, pursuant to the Restated Certificate, all shares of common stock, $0.0001 par value per share, that were outstanding at the time of the filings were automatically converted into Class A Common Stock and were automatically split into ten (10) shares of Class A Common Stock each. As of the date of this report, there were 17,483,235 shares of Class A Common Stock outstanding, 27,068,000 shares of Class B Common Stock outstanding, and 3,687,994 shares of Series A-2 Preferred Stock outstanding, no other common stock outstanding, and no other preferred stock outstanding.

The following is a summary of the rights of our capital stock as provided in the Restated Certificate, Certificate of Designations, and bylaws. For more detailed information, please see the Restated Certificate, Certificate of Designations, and bylaws which have been filed as exhibits to this report.

Common Stock

Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock will be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock will automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock will at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or our Restated Certificate of Incorporation. Under our Restated Certificate of Incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors will be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Series A Preferred Stock

Our board of directors has used its authority to designate 612,330 shares of preferred stock as “Series A-1 Preferred Stock,” 3,688,700 shares of preferred stock as “Series A-2 Preferred Stock,” 658,800 shares of preferred stock as “Series A-3 Preferred Stock,” 204,280 shares of preferred stock as “Series A-4 Preferred Stock,” 340,000 shares of preferred stock as “Series A-5 Preferred Stock,” and 8,000,000 shares of preferred stock as “Series A-6 Preferred Stock,” with the rights and terms summarized below. We collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the “Series A Preferred Stock.” Each series of Series A Preferred Stock has an original issue price corresponding to one of six conversion prices provided for under certain SAFEs that were issued in the Company in 2018, 2019 and 2020.

Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with our other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a “deemed liquidation event” (as defined below), each holder of Series A Preferred Stock then outstanding will be entitled to be paid out of the cash and other assets of our company available for distribution to its stockholders, prior and in preference to all shares of our common stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of preferred stock been converted into common stock immediately prior to a liquidation, dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock will share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company will not make or agree to make any payments to the holders of common stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which our stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

SAFEs Conversion and Outstanding SAFEs

In March 2020, the Company conducted a Regulation Crowdfunding offering in which it entered into approximately 1,063 SAFEs with investors for total gross proceeds of $625,390. These SAFEs had the following conversion terms: Upon an Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company must automatically issue to the SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $7,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding immediately prior to the Equity Financing, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-2 Preferred Stock of $0.17, our implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date (i.e., the execution date of each SAFE) of 44,236,880, the number of shares of Safe Preferred Stock that we were required to issue to comply with these SAFEs was 3,687,994. On December 16, 2021, our Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of these SAFEs to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a “Qualified Equity Financing” in accordance with the original SAFE terms. The SAFEs were then convertible into 3,687,994 shares of Series A-2 Preferred Stock. As a result of these conversion terms, we converted the SAFEs and issued 3,687,994 shares of Series A-2 Preferred Stock to these former SAFE holders in December 2021.

As of December 31, 2022, the Company’s SAFEs that remained outstanding consisted of the following:

●	Three SAFEs were issued in 2019 for $65,000 in total, including $49,000 in services and the remainder in cash. The SAFEs are convertible in accordance with their terms as follows: Upon a Qualified Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $1,000,000 or $2,000,000, depending on the SAFE, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company must automatically issue to the SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $7,000,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of each SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-3 Preferred Stock of $0.17, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,102,300, the number of shares of Safe Preferred Stock that we are required to issue to comply with these SAFEs is 658,800.

●	Three SAFEs issued in June 2018 and August 2018 for $17,875 in total. The SAFEs are convertible in accordance with their terms as follows: Upon a Qualified Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $300,000 (for the June SAFE) or $500,000 (for the August 2018 SAFEs), depending on the SAFE, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company is required to automatically issue to these SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $3,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn is defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of each SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-4 Preferred Stock of $0.09, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with these SAFEs is 204,280.

●	One SAFE issued in September 2018 for $35,000. The SAFE is convertible in accordance with its terms as follows: Upon a Qualified Equity Financing (defined for this SAFE as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $500,000, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company was required to automatically issue to this SAFE investor either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $3,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn is defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of the SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-5 Preferred Stock of $0.10, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with this SAFE is 340,000 upon its conversion.

●	One SAFE issued in August 2018 for $50,000. The SAFE is convertible in accordance with its terms as follows: Upon a Qualified Equity Financing (defined for this SAFE as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $300,000, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company was required to automatically issue to the SAFE investor either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation was less than or equal to the Valuation Cap (defined as $250,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of the SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-6 Preferred Stock of $0.01, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with this SAFE is 8,000,000 upon its conversion.

Change to Stock Incentive Plan

On September 28, 2021, our board of directors and holder of a majority of the issued and outstanding shares of Common Stock adopted resolutions authorizing an amendment to the 2018 Stock Incentive Plan of GenesisAI Corporation (the “Plan”) to (1) amend all references to Common Stock to be references to Class A Common Stock, and (2) increase the number of shares authorized for issuance as awards under the Plan from 1,000,000 to 15,000,000.

Completed Regulation Crowdfunding Offerings and Regulation D Private Placement

April 2021 to July 2021 Regulation Crowdfunding Offering

From April 7, 2021 to July 7, 2021, we conducted an offering (the “April to July 2021 Offering”) of common stock (subsequently converted to Class A Common Stock) at a pre-stock split price per share of $11.06 under Regulation Crowdfunding through Netcapital. Netcapital was entitled to receive cash compensation equal to 4.9% of the value of the securities sold through Regulation Crowdfunding, a listing fee of up to $5,000 and other fees and expenses. Initially, we planned to raise gross proceeds of up to $1,070,000; subsequently we amended the offering to permit sales of additional shares for maximum gross proceeds of $3,800,006. On July 17, 2021, we closed the April to July 2021 Offering after receiving approximate gross proceeds of $2,573,950.

July 2020 to April 2021 Side-by-Side Regulation D and Regulation Crowdfunding Offerings

On July 17, 2020, we launched side-by-side offerings of common stock (subsequently converted to Class A Common Stock) at a pre-stock split price of $3.11 per share under Regulation D through Livingston Securities, LLC, or Livingston, a registered broker-dealer and member of FINRA/SIPC (the “2020-2021 Regulation D Offering”), and Regulation Crowdfunding through Netcapital (the “2020-2021 Regulation Crowdfunding Offering”). Livingston was entitled to cash compensation equal to 4.9% of the value of the securities sold through Regulation D and other fees and expenses. Netcapital was entitled to receive cash compensation equal to 4.9% of the value of the securities sold through Regulation Crowdfunding, a listing fee of up to $5,000 and other fees and expenses. We planned to raise between $10,000 and $2,499,998 through these concurrent offerings. On March 22, 2021, we closed the 2020-2021 Regulation D Offering with gross proceeds of approximately $114,091. On April 1, 2021, we closed the 2020-2021 Regulation Crowdfunding Offering with gross proceeds of approximately $1,199,984.

Debt

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

On May 21, 2020, we received a Paycheck Protection Program loan from TD Bank of $20,832 bearing interest of 1%. Principal and interest was required to be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven.

Changes in Employee Compensation

In May 2021, we bought back 125,000 pre-stock split shares of common stock from an employee at the par value price per share for total consideration of $12.50. In June 2021, we bought back 116,800 pre-stock split shares of common stock from a former employee for par value price per share for total consideration of $11.68.

In August 2021, we agreed that a July 2018 agreement to grant 600,000 pre-stock split shares of common stock to a former employee was effectively null and void following a subsequent verbal agreement by the former employee to forfeit any claim to the shares. Under the terms of our amended and restated cancellation agreement, we agreed to pay the former employee par value price per share for total consideration of $60.00, and to terminate the former employee’s advisor agreement with the Company and certain obligations of the former employee to us under that agreement.

In November 2021, an employee agreed to amend the terms of his stock option agreements to change the total number of his option shares from 603,080 to 657,070; to change the exercise price from $0.311 per share to $1.106 per share, to reflect our determination of their fair value on their grant date; to change the maximum exercise term from three years to ten years, in accordance with our standard option terms; and to allow for the exercisability of his stock options for the portion of the ten-year term remaining if he leaves the Company. Also in November 2021, another employee agreed to amend the terms of his stock option agreement to change the total number of option shares from 629,760 to 676,990; and to change the exercise price from $0.311 per share to $1.106 per share, to reflect our determination of their fair value on their grant date.

During the year ended December 31, 2022, the number of our employees decreased from 12 full-time and 2 part-time employees to four full-time and two part-time employees, respectively. In April 2022, a number of employees agreed to reductions in their monthly salaries. In aggregate, total monthly salaries were reduced by on average 40%. During the same period, one employee was granted 8,374 shares of restricted Class A Common Stock in exchange for services.

During the year ended December 31, 2022, options to purchase a total of 1,455,374 shares of Class A Common Stock were granted to various employees, board members, and contractors.

During the year ended December 31, 2022, the Company recorded a total of $1,138,806 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense as of December 31, 2022 was $5,059,107.

The following table summarizes all stock option activity for the years ended December 31, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)

Outstanding at December 31, 2020	138,300	$0.31	10

Granted	6,344,650	$1.14	10
Exercised	—	$—	—
Forfeited/expired	—	$—	—
Outstanding at December 31, 2021	6,482,950	$1.13	9.68

Granted	1,455,374	$2.68	10
Exercised	(365)	$1.11	9
Forfeited/expired	(1,152,970)	$2.17	9.35
Outstanding at December 31, 2022	6,784,989	$1.28	8.77
Exercisable at December 31, 2022	2,363,194	$1.24	8.63
Unvested stock options at December 31, 2022	4,421,795	$1.31	8.76

Plan of Operations

Product Development

We have three major product-development goals for the next 12 months:

●	Adding AI-powered and data-driven models on our AI marketplace. We plan to add around 10 new models per year to have a total of approximately 50 models on the platform by February 1, 2024.

●	Research and development of the GenesisAI platform/protocol. Our goal is to enhance the protocol so that our technology allows seamless interactions among distinct AI tools. We would like to make progress in allowing AI tools to work synergistically together, including exchanging data and services.

●	Researching how to create Artificial General Intelligence (AGI), or the hypothetical ability of an intelligent agent to understand or learn any intellectual task that a human being can. In other words, our AGI research efforts will focus on deploying expert AI models and how to connect them in a way that as a whole they are capable of doing almost everything that humans do (text analysis, speech understanding, image recognition, etc.).

Business Development Goals

Our primary business development goals for the next 12 months will be:

●	Increasing number of users. Our goal is to have five times the number of registered users on our platform within 12 months to approximately 10,000. We believe that the platform will require network effects resulting from having large numbers of users before it can be commercialized.

●	Signing partnership agreements with AI companies and individuals who are interested in deploying their solution on our platform.

●	Raising more capital so that we can accelerate our growth.

Achieving all of our goals will depend to a large extent on the amount of capital that we will raise within the next 12 months. Should we be unable to meet our capital-raising goals from either the 2022-2023 Regulation Crowdfunding Offering or the Regulation A Offering, or if the capital that we raise otherwise proves to be insufficient, we may be unable to meet some or all of our planned operations goals.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 4). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Stock Based Compensation

In accordance with ASC 718, Compensation – Stock Based Compensation, share-based compensation to employees and non-employees is recorded based on the grant date fair market value of the equity instrument issued with an expense recognized over the requisite service or vesting period. During the period ending December 31, 2022, the Company recorded share-based compensation in the amount of $74,299.

Research and Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. During the period ending December 31, 2022, the Company had incurred $1,352,132 in research and development expenses. In 2022, the company had $1,352,132 in Research & Development expenses.

Recently Issued Accounting Pronouncements

None.

Going Concern

The Company began operations in 2018 and has incurred losses since inception. Since inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2022, the Company generated limited amount of revenue and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

ITEM 3. DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.(1)

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Archil Cheishvili	President, Chief Executive Officer, Director	29	July 2018 - present	N/A
Levan Silagadze	Director	31	October 2021 - present	N/A
Shota Shanidze	Director	32	October 2021 - present	N/A
(1)	There are no arrangements or understandings between the persons described above and any other persons pursuant to which the person was or is to be selected to his office or position.

Each director is elected until a successor is duly elected and qualified.

Except as noted above, there are no agreements or understandings for our executive officer and directors to resign at the request of another person and no officer or director is acting on behalf of nor will he act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Our directors and executive officer have not, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Archil Cheishvili – President, Chief Executive Officer, Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

President, Chief Executive Officer and Director (July 2018 – present)

Principal occupation and employment responsibilities during at least the last five (5) years with start and ending dates:

Chief Executive Officer and President, GenesisAI Corporation, since March 2018. Mr. Cheishvili is responsible for setting the Company’s vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition.

Chief Executive Officer and President, Palatine Analytics Corporation, a former partnership formed in June 2016 and incorporated in September 2017, from June 2016 to November 2019. Mr. Cheishvili was responsible for setting the company’s vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. Palatine Analytics develops AI-powered tools for the people analytics space.

Mr. Cheishvili graduated from Harvard University in 2016 with a Bachelor of Arts degree in Economics.

Levan Silagadze – Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

Director (October 2021 – present)

Principal occupation and employment responsibilities during at least the last five (5) years with start and ending dates:

Director, GenesisAI Corporation, since October 2021.

Assistant Professor, Free Academy of Tbilisi, since January 2023.

Chief Financial Officer, JSC Partnership Fund, an investment fund based in Georgia, February 2019 – January 2023. Mr. Silagadze is responsible for monitoring financial covenants and budget forecasts.

Senior Financial Analyst, JSC D&B Georgia, doing business as Dunkin’ Georgia, an affiliate of Wissol Group, a company formed under the law of the country of Georgia, from September 2016 to October 2018. Mr. Silagadze was responsible for preparing financial statements. JSC D&B Georgia was organized for the purpose of establishing up to thirty-five (35) Dunkin’ Donuts-branded restaurants located in Georgia, in accordance with the terms of the Franchise Agreement between Dunkin’ Donuts Franchising LLC, a subsidiary of Dunkin Brands Group Inc., and JSC D&B Georgia.

Senior Financial Analyst, JSC WenGeorgia, doing business as Wendy’s Georgia, an affiliate of Wissol Group, a company formed under the law of the country of Georgia, from September 2016 to October 2018. Mr. Silagadze was responsible for preparing financial statements. JSC WenGeorgia was organized for the purpose of the establishment and operation of a chain of up to 22 Wendy’s-branded franchise restaurants throughout the country of Georgia.

Financial Analyst, Smart Retail JSC, an affiliate of Wissol Group, a company formed under the law of the country of Georgia, from September 2015 to September 2016. Mr. Silagadze was responsible for analyzing the company’s financial ratios and daily sales. JSC Smart Retail operates a supermarket chain in Georgia.

Mr. Silagadze received a Ph.D. in Economics from Tbilisi State University in 2018, an MBA in International Business from Cardiff Metropolitan University in 2014, and a Bachelor of Business Administration from Tbilisi State University in 2012. Mr. Silagadze holds the ACCA Credential ID F1, F2, F3 from the Association of Chartered Certified Accountants (ACCA).

Shota Shanidze – Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

Director (October 2021 – present)

Principal occupation and employment responsibilities during at least the last five (5) years with start and ending dates:

Director, GenesisAI Corporation, since October 2021.

Advisor to Chief Executive Officer, Basis Bank, since February 2023.

International Project Manager, Adorno, LLC, since June 2017. Mr. Shanidze is responsible for designing a network with a potential pool of investors and nurturing long-term relationships for the purpose of investment sales. Adorno is a private company established in partnership with senior management of Northbridge Communities, a United States-based seniors housing operator, for the purpose of building high-quality seniors housing communities in Russia and the Commonwealth of Independent States (CIS).

Senior Consultant, Armlender and Associates, Inc., from October 2013 to May 2016. Armlender and Associates is a consulting company focused on infrastructure consulting, project finance and Public Private Partnerships advisory in the CIS region. The company services global financial institutions, investment firms and companies operating in the field of energy, real estate and infrastructure.

Mr. Shanidze received a Master’s Degree in Government from Harvard University in 2018, a Bachelor’s Degree in International and Comparative Politics from The American University of Paris in 2013, and a Bachelor’s degree in International Business, Trade, and Tax Law from Caucasus University in 2007.

Compensation of Directors and Executive Officers

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year:

Name	Capacities in Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Archil Cheishvili	Chief Executive Officer	$226,039	—	$226,039
Levan Silagadze	Director	$7,900	2,996(1)	$10,896
Shota Shanidze	Director	$7,900	2,996(1)	$10,896
All non-executive directors (2 persons)		$15,800	5,993	$21,792

(1)	Each of Mr. Silagadze and Mr. Shanidze was granted an option to purchase 705 shares of Class A Common Stock during 2022. The options may be exercised at an exercise price equal to $4.25 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant. The cash value of each stock option was computed in accordance with FASB ASC Topic 718.

Employment Agreement

Archil Cheishvili

An employment agreement dated April 6, 2021, as amended on May 24, 2021, and April 14, 2022, between the Company and Archil Cheishvili, the Company’s Chief Executive Officer, provides for an initial term commencing as of April 6, 2021 and ending on April 5, 2022, and automatically renewing for additional one (1) year periods unless either party provides written notice at least forty-five (45) days prior to the expiration of the initial term or any renewal period. Pursuant to the employment agreement, Mr. Cheishvili was entitled to an annual base salary of $200,000 and $350,000 during 2020 and 2021, respectively. Mr. Cheishvili was also entitled to a cash bonus for 2020 of $70,000 (which he waived in partial consideration for the cancellation and exchange of his Class A Common Stock for Class B Common Stock), and up to $200,000 for 2021 (the “2021 Bonus”). A bonus amount may also be awarded in subsequent years during Mr. Cheishvili’s employment term in a maximum amount to be determined by the Company’s board of directors in its sole discretion, based on the board’s evaluation of Mr. Cheishvili’s personal performance for the most recently completed fiscal year and the Company’s financial performance for the most recently completed fiscal year, with each metric measured and determined by the Board in its sole discretion. The maximum amount of the 2021 Bonus was to be awarded only if the Company (i) reaches a market valuation of $100,000,000, (ii) adds ten more artificial intelligence supplier partners, (iii) finishes a technology that will easily allow companies to deploy their artificial intelligence tools on the Company’s GenesisAI platform, and (iv) adds five more artificial intelligence models on the Company’s GenesisAI platform. The amount raised from the Regulation D offering that the Company launched in 2020 will not be used to pay the 2021 Bonus. Effective as of April 15, 2022, the base salary was amended to $14,583 per month.

Either party may terminate the employment agreement at any time without cause and for any reason or for no particular reason, subject to 30 days’ advance written notice. If we terminate the employment agreement without cause, all compensation payable to Mr. Cheishvili under the employment agreement will cease as of the date of termination, and we will pay to Mr. Cheishvili the following sums: (i) any accrued but unpaid base salary and accrued but unused vacation and paid time off, which must be paid on the pay date immediately following the date of Mr. Cheishvili’s termination, (ii) reimbursement for unreimbursed business expenses properly incurred by Mr. Cheishvili, which will be subject to and paid in accordance with the Company’s expense reimbursement policy; and (iii) such employee benefits, if any, to which Mr. Cheishvili may be entitled under the Company’s employee benefit plans as of the date of Mr. Cheishvili’s termination; (iv) any outstanding equity awards subject to the terms of the Stock Incentive Plan and respective award agreements; and (v) equal installment payments payable in accordance with the Company’s normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the remaining portion of the base salary for the year of the employment term in which Mr. Cheishvili is terminated, which severance payments will begin within 30 days following the date of Mr. Cheishvili’s termination and continue until the 12-month anniversary of his date of termination. If the employment agreement is terminated by us for cause or the employment term is not renewed, then Mr. Cheishvili is only entitled to receive the compensation described in items (i)-(iii) above. If the employment agreement is terminated by Mr. Cheishvili or due to his death or disability, then Mr. Cheishvili (or his estate or representative as applicable) will be entitled to receive the compensation described in items (i)-(iv) above. Mr. Cheishvili’s employment agreement contains restrictive covenants prohibiting him from owning or operating a business that competes with our company or soliciting our customers or employees for two years following the termination of his employment.

Independent Director Agreements

During the fiscal year ended December 31, 2021, we entered into independent director agreements with our non-executive directors Levan Silagadze and Shota Shanidze pursuant to their appointment to our Board of Directors in October 2021. Under the independent director agreements, we agreed to pay each director an annual cash fee of $15,000 and an initial award of stock options. We are required to pay the annual cash compensation fee to each director nominee in twelve equal installments no later than the fifth business day of each calendar month commencing in the first month following the agreement’s effective date, October 12, 2021. We granted the options upon their appointment. The options may be exercised to purchase the number of shares of Class A Common Stock equal to 0.3% of our outstanding shares at an exercise price equal to $2.00 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director nominee continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant. We will also reimburse each director nominee for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director nominee’s duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our non-executive directors.

In April 2022, each of our non-executive directors agreed to a reduced cash fee of $625 per month, effective April 15, 2022. In June 2022, each of our non-executive directors agreed to a further reduced cash fee of $350 per month, effective June 15, 2022. During 2022, we granted each non-executive director a stock option to purchase to purchase 705 shares of Class A Common Stock. The options may be exercised at an exercise price equal to $4.25 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant.

Stock Incentive Plan

In July 2018, we adopted the Plan. On September 29, 2021, our board of directors and stockholders approved the amendment of the Plan to increase the maximum number of shares of Common Stock that may be issued from 1,000,000 to 15,000,000, and to change all references to Common Stock in the Plan to Class A Common Stock.

The following is a summary of certain significant features of the Plan. The information which follows is subject to, and qualified in its entirety by reference to, the Plan document itself, which is filed as an exhibit to this offering statement.

Awards that may be granted include incentive stock options as described in section 422(b) of the Code, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. These awards offer our employees, consultants, advisors and outside directors the possibility of future value, depending on the long-term price appreciation of our Class A Common Stock and the award holder’s continuing service with our company or one or more of its subsidiaries.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purpose of the Plan is to advance the interests of the Company’s stockholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s stockholders.

Administration of the Plan: Administration of the Plan is entrusted to the board of directors. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All actions and decisions by the Board with respect to the Plan and any Awards shall be made in the Board’s discretion and shall be final and binding on all Participants and any other persons having or claiming any interest in the Plan or in any Award.

Eligible Recipients: Persons eligible to receive awards under the Plan will be all of the Company’s employees, officers and directors, as well as consultants and advisors to the Company.

Shares Available Under the Plan: The maximum number of shares of Class A Common Stock that may be delivered to participants under the Plan is 15,000,000, subject to adjustment for certain corporate changes affecting the shares, such as merger and acquisition. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan.

Stock Options

General. Subject to the provisions of the Plan, The Board may grant options to purchase Common Stock (each, an “Option”) and determine the number of shares of Class A Common Stock to be subject to each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant, as determined in good faith by the Board. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall not be less than 100% of the Grant Date Fair Market Value on such future date.

Exercise of Options. Options may be exercised by delivery to the Company of a notice of exercise in a form of notice (which may be electronic) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Class A Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the compensation committee at the time of grant; provided that such term cannot exceed ten years and that such term of an incentive stock option granted to a holder of more than 10% of our voting stock cannot exceed five years. Options will terminate before their expiration date if the holder’s service with us terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of service, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the compensation committee and reflected in the grant evidencing the award.

Restricted Stock

General. The Board may grant Awards entitling Participants to acquire shares of Class A Common Stock (“Restricted Stock”), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the Participant to receive shares of Common Stock or cash to be delivered at the time such Award vests (“Restricted Stock Units”) (Restricted Stock and Restricted Stock Units are each referred to herein as a “Restricted Stock Award”).

Dividends. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock (“Accrued Dividends”) shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock. The Award agreement for Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock.

Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units.

Stock Appreciation Rights: Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Class A Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Stock Awards: Stock awards can also be granted under the Plan. The Board may grant other Awards of shares of Class A Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Class A Common Stock or other property.

Other Material Provisions: In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the Board to the number of shares covered by outstanding awards or to the exercise price of such awards. Except as otherwise determined by the Board at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution.

Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of the date of this report (i) by each of our officers and directors who beneficially own more than 10% of any class of our voting stock; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting stock. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 201 SE 2nd Ave., Miami, FL 33131.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Amount and Nature of Beneficial Ownership Acquirable(2)	Percent of Class(3)
Officers and Directors
Archil Cheishvili	CEO	Class B Common Stock	27,068,000 shares	—	100.0%
All officers and directors as a group (3 persons)	—	Class A Common Stock	—	99,476 shares(2)	*
	—	Class B Common Stock	27,070,462 shares		100.0%
10% Security Holders
Archil Cheishvili	CEO	Class B Common Stock	27,068,000 shares	—	100.0%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)	Calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) A total of 44,551,235 shares of our common stock are considered to be outstanding as of the date of this report, consisting of 27,068,000 shares of Class B Common Stock and 17,483,235 shares of Class A Common Stock. We also have a total of 3,687,994 shares of voting preferred stock outstanding. We therefore have a total of 48,239,229 shares of voting capital stock outstanding.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2021 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Our chief executive officer, Mr. Archil Cheishvili, is selling the majority of the Class A Common Stock that is being offered in the Secondary Offering. Mr. Cheishvili was initially qualified to sell up to 5,035,235 shares of Class A Common Stock, for gross proceeds of $21,399,748.75, which represented approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of our common stock prior to the commencement of the Regulation A Offering. Since the commencement of the Regulation A Offering, Mr. Cheishvili had sold 12,000 shares of common stock for gross proceeds of $51,000.

Since May 24, 2021, Davit Cheishvili, a sibling of our Chief Executive Officer, Archil Cheishvili, has been an employee of the Company. In 2022 and 2021, Davit Cheishvili received total compensation of $35,600 and $24,500, respectively. Under an amended employment agreement, Davit Cheishvili receives $1,860 per month and is eligible for a bonus of up to 15% of base salary every six months.

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2%, are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

ITEM 6. OTHER INFORMATION

Other than the following disclosure, we have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2022, but was not reported. On July 11, 2022, the Company filed the Form C/A which disclosed that the Company would be conducting the 2022-2023 Regulation Crowdfunding Offering under Regulation Crowdfunding and Section 4(a)(6) of the Securities Act. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – 2022-2023 Regulation Crowdfunding Offering”. In the 2022-2023 Regulation Crowdfunding Offering, between July 11, 2022 and December 31, 2022, the Company sold 36,147 shares of Class A Common Stock at $4.25 per share for aggregate gross proceeds of $153,624. The 2022-2023 Regulation Crowdfunding Offering has not involved any sale by any person who at the time was a director, officer promoter or principal security holder of the Company.

ITEM 7. FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders GenesisAI Corporation

Opinion

We have audited the accompanying financial statements of GenesisAI Corporation (the Company) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. The Company has suffered a loss from operations and has a working capital deficit which raises substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Heaton & Company, PLLC

Heaton & Company, PLLC Farmington, Utah

April 18, 2023

GenesisAI Corporation

BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash & cash equivalents	$452,795	$1,479,904
Due from Shareholders	67,000	67,000
Total Current Assets	519,795	1,546,904
TOTAL ASSETS	$519,795	$1,546,904

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued liabilities	$35,510	$1,531
Total Liabilities	35,510	1,531

STOCKHOLDERS’EQUITY
Preferred stock, $0.0001 par value, 50,000,000 designated shares, 3,687,994 shares issued and outstanding as of December 31, 2022 and 2021	369	369
Common stock – Class A, $0.0001 par value, 195,000,000 shares authorized, 17,483,235 and 17,396,880 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,748	1,740
Common stock – Class B, $0.0001 par value, 32,000,000 shares authorized, 27,068,000 and 27,080,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	2,707	2,708
Additional paid-in capital	7,797,525	6,319,466
Accumulated deficit	(7,318,064)	(4,778,910)
Total Stockholders’ Equity	484,285	1,545,373
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$519,795	$1,546,904

See accompanying notes to the financial statements.

GenesisAI Corporation.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenue
	$8,122	$—
OPERATING EXPENSES
Cost of revenue	$12,331	$—
Selling, general & administrative costs	1,182,813	1,004,072
Research & development	1,352,132	2,825,586
Total Operating Expenses	2,547,276	3,829,658

Loss from operations	(2,539,154)	(3,829,658)

OTHER INCOME
PPP loan forgiveness	—	20,832
Total Other Income (Expense)	—	20,832

Tax Provision	—	—

NET LOSS AND COMPREHENSIVE LOSS	$(2,539,154)	$(3,808,826)

Basic and diluted loss per share	$(0.06)	$(0.09)

Weighted average number of shares outstanding	44,557,186	43,891,537

See accompanying notes to the financial statements.

GenesisAI Corporation Statement of Stockholders’ Equity

For the Years Ended December 31, 2022 and 2021

	Preferred Stock		Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, December 31, 2020	—	$—	41,319,540	$4,132	—	$—	$1,190,209	$(970,084)	$224,257
Conversion of SAFEs to preferred stock	3,687,994	369	—	—	—	—	(369)	—	—
Cancellation and conversion of common stock Class A to common stock Class B	—	—	(27,080,000)	(2,708)	27,080,000	2,708	—	—	—
Cancellation of Class A common stock	—	—	(2,418,000)	(242)	—	—	242	—	—
Sale of Class A common stock	—	—	5,335,340	534	—	—	3,331,185	—	3,331,719
Issuance of Class A common stock for services	—	—	240,000	24	—	—	226,706	—	226,730
Stock option expense	—	—	—	—	—	—	1,571,493	—	1,571,493
Net loss	—	—	—	—	—	—	—	(3,808,826)	(3,808,826)
Balance, December 31, 2021	3,687,994	$369	17,396,880	$1,740	27,080,000	$2,708	$6,319,466	$(4,778,910)	$1,545,373

Conversion of common stock class B to common stock Class A	—	—	12,000	1	(12,000)	(1)	—	—	—
Exercise of stock options	—	—	365	—	—	—	404	—	404
Sale of Class A common stock	—	—	65,616	6	—	—	264,550	—	264,556
Issuance of Class A common stock for services	—	—	8,374	1	—	—	74,299	—	74,300
Stock option expense	—	—	—	—	—	—	1,138,806	—	1,138,806
Net loss	—	—	—	—	—	—	—	(2,539,154)	(2,539,154)
Balance, December 31, 2022	3,687,994	$369	17,483,235	$1,748	27,068,000	$2,707	$7,797,525	$(7,318,064)	$484,285

See accompanying notes to the financial statements.

GenesisAI Corporation

STATEMENTS OF CASH FLOWS

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,539,154)	$(3,808,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Options	1,138,806	1,571,493
Stock for Services	74,300	226,730
PPP loan forgiveness	—	(20,832)
Change in operating assets and liabilities:
Increase/Decrease in accounts payable and accrued liabilities	33,979	1,341
Net Used in Operating Activities	(1,292,069)	(2,030,094)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	404	—
Proceeds from the issuance of Common Stock	264,556	3,331,719
Net Cash Provided by Financing Activities	264,960	3,331,719

Net changes in cash and cash equivalents	(1,027,109)	1,301,625
Cash and cash equivalents - beginning of period	1,479,904	178,279
Cash and cash equivalents - end of period	$452,795	$1,479,904

See accompanying notes to the financial statements.

GENESISAI CORPORATION

Notes to the Financial Statements

For the Years Ended

December 31, 2022 and December 31, 2021

NOTE 1- NATURE OF OPERATIONS

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in Florida.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all short term, highly liquid investments that are readily convertible, within three months of origination, to known amounts as cash equivalents. As of December 31, 2022 and 2021, the Company had no cash equivalents.

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 4). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company follows Accounting Standards Codification (“ASC”)Topic 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established , when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2022 and December 31, 2021 and has recorded no current income tax provision.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation. Stock-based compensation expense for employees and non-employees is measured at the grant date fair value. Stock-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Selling, General & Administrative Costs

The primary components of sales, general & administrative costs are advertising, marketing & business development costs.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. Research and developments for the years ending December 31, 2022, and 2021 were $ $1,352,132 and $2,825,586, respectively.

Basic Loss per Share

Basic and diluted loss per share are computed based on the weighted-average common shares and common share equivalents outstanding during the period. Except with respect to certain voting, conversion and transfer rights and as otherwise expressly provided in the Company’s Articles of Incorporation or required by applicable law, shares of the Company’s Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. Accordingly, basic and diluted net income (loss) per share are the same for both classes. Common share equivalents consist of stock options and restricted stock units. Common share equivalents were excluded from the computation of diluted earnings per share for the years ended December 31, 2022 and 2021, because their effect was anti-dilutive.

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

	December 31,
	2022	2021

Net loss per share, basic and diluted	(0.06)	(0.09)

Weighted average shares outstanding:
Class A common stock	17,463,235	35,953,017
Class B common stock	27,073,951	7,938,521
Total weighted average shares outstanding	44,537,186	43,891,537

Antidilutive securities not included:
Stock options	6,784,989	6,482,950
Restricted stock grants	—	35,000
Convertible preferred stock	3,687,994	3,687,994
Total	10,472,983	10,205,944

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 - CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $452,795 and $1,479,904 as of December 31, 2022 and December 31, 2021, respectively.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

In September 2021, the Company filed Amended and Restated Certificate of Incorporation, which, among other things, (a) authorizes 227,000,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 195,000,000 shares shall be designated “Class A Common Stock,” $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as “Class B Common Stock,” $0.0001 par value per share, (b) authorize 50,000,000 shares of Preferred Stock, $0.0001 par value per share, and (c) effectuate a ten-for-one (10-for-1) forward split of the Company’s Common Stock. All shares amounts have been retroactively adjusted to show the forward split. The Company increased the authorized number of shares under their Stock Incentive Plan from 10,000,000 to 15,000,000.

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock shall at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Company’s Certificate of Incorporation. Under the Company’s certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

The Company’s board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in the Company’s control or other corporate action.

Series A Preferred Stock

The Company’s board of directors has used its authority to designate 612,330 shares of preferred stock as “Series A-1 Preferred Stock,” 3,688,700 shares of preferred stock as “Series A-2 Preferred Stock,” 658,800 shares of preferred stock as “Series A-3 Preferred Stock,” 204,280 shares of preferred stock as “Series A-4 Preferred Stock,” 340,000 shares of preferred stock as “Series A-5 Preferred Stock,” and 8,000,000 shares of preferred stock as “Series A-6 Preferred Stock,” with the rights and terms summarized below. The Company collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A- 6 Preferred Stock as the “Series A Preferred Stock.” The Company created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of the Company’s outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

Series A Preferred Stock - Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with the Company’s other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Series A Preferred Stock - Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of Common Stock on an as- converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Series A Preferred Stock - Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a “deemed liquidation event” (as defined below), each holder of Series A Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of Preferred Stock been converted into Common Stock immediately prior to a liquidation , dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Company’s stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Series A Preferred Stock - Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Company’s board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non- assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price (1 share of preferred stock is convertible into 1 share of common stock) and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

Common Stock Issuances

2021

GenesisAI’s president was entitled to an annual bonus in the amount of $70,000 under his employment agreement with the Company. He agreed to waive his bonus as partial consideration for the cancellation and exchange of 27,080,000 shares of his Class A Common Stock for the same number of shares of Class B Common Stock.

During the year ended December 31, 2021, the Company issued 5,335,340 of Class A common stock for total proceeds of $3,331,719 to investors via a Crowdfunding portal.

During the year ended December 31, 2021, the Company amended employment agreements with several employees which resulted in the cancellation of 2,418,000 shares of Class A common stock.

2022

During the year ended December 31, 2022, the Company issued 65,616 of Class A common stock for net proceeds of $264,556 to investors via Regulation A+ and Regulation CF crowdfunding rounds.

During the year ended December 31, 2022, the Company’s CEO converted 12,000 shares Class B common stock into 12,000 shares of Class A common stock.

Restricted Stock Units

During the year ended December 31, 2021, the Company issued 240,000 restricted stock units (RSUs) of Class A common stock to an advisor for services. 180,000 of the RSUs vested immediately and the remaining 60,000 RSUs vested at a rate of 1/12 per month. As of December 31, 2021, 205,000 of the RSU’s had vested and $226,730 had been recorded as stock for services. During the year ended December 31, 2022, the remaining 35,000 RSUs veste~~d and the Company recorde~~d $38,710 as stock for services.

In 2022, the Company issued 8,374 RSUs of Class A common stock to an employee. The RSUs vested 1/4 per month and were fully vested as of December 31, 2022. The Company recorded stock for services in the amount of $35,589 related to these RSUs during the year ended December 31, 2022.

Activity related to our restricted stock units during the year ended December 31, 2021 was as follows:

	Number of Units	Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2020	—	$—
Units granted	240,000	$1.106
Units Exercised/Released	(205,000)	$1.106
Units Cancelled/Forfeited	—	$—
Total awards outstanding at December 31, 2021	35,000	$1.106

Activity related to our restricted stock units during the year ended December 31, 2022, was as follows:

	Number of Units	Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2021	35,000	$1.106
Units granted	8,374	$4.25
Units Exercised/Released	(43,374)	$1.71
Units Cancelled/Forfeited	—	$—
Total awards outstanding at December 31, 2022	—	$—

As of December 31, 2022, the remaining unrecognized expense related to the RSUs was $0.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 15,000,000 shares of Common Stock as of December 31, 2022.

During the year ended December 31, 2021, the Company granted a total of 6,344,650 stock options under the Plan to various consultants. The stock options had exercise prices between $1.106 and $2.00 and expire after 10 years. The vesting terms of the stock options are as follows:

●	355,530 stock options vest over a three-year period with 129,230 of the stock options becoming exercisable immediately and the remaining stock options will vest and become exercisable at a rate of 1/36 on a monthly basis over the three year term of the award.

●	676,990 stock options vested immediately on June 2, 2021 which was the grant date.

●	3,253,350 stock options vest and become exercisable at a rate of 1/36 on a monthly basis over the three year term of the award.

●	2,058,780 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over the four year term of the award.

The fair value of options granted for the year ended December 31, 2021 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

2021
Expected term (in years)	10
Expected stock price volatility	105.3 to 118.1%
Risk-free interest rate	1.52 to 1.59%
Expected dividend yield	0

During the year ended December 31, 2021, the Company recorded a total of $1,571,517 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $4,815,933.

During the year ended December 31, 2022, the Company granted a total of 1,455,374 stock options under the Plan to various consultants and employees. The stock options had exercise prices between $2.00 and $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

●	1,455,374 stock options vest and become exercisable at a rate of 1/48 on a monthly bases over four years.

During the year ended December 31, 2022, 365 stock options were exercised for proceeds of $404 and 1,152,970 stock options were forfeited by various former employees, consultants, and advisors.

The fair value of options granted for the year ended December 31, 2022 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

2022
Expected term (in years)	10
Expected stock price volatility	101 to 118%
Risk-free interest rate	1.52 to 4%
Expected dividend yield	0

During the year ended December 31, 2022, the Company recorded a total of $ $1,138,806 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $5,059,107.

The following table summarizes all stock option activity for the years ended December 31, 2022 and 2021:

Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2020	138,300	$0.31	10

Granted	6,344,650	$1.14	10
Exercised	—	$—	—
Forfeited/expired	—	$—	—
Outstanding at December 31, 2021	6,482,950	$1.13	9.68

Granted	1,455,374	$2.68	10
Exercised	(365)	$1.11	9
Forfeited/expired	(1,152,970)	$2.17	9.35
Outstanding at December 31, 2022	6,784,989	$1.28	8.77
Exercisable at December 31, 2022	2,363,194	$1.24	8.63
Unvested stock options at December 31, 2022	4,421,795	$1.31	8.76

SAFEs

Since inception and through December 31, 2020, the Company had raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs") and these amounts have been recorded to additional paid-in capital. During the year ended December 31, 2021, $625,021 of the SAFEs were converted into 3,687,994 shares of preferred stock. On December 16, 2021, the Company’s Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a “Qualified Equity Financing” in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. The Company granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements.

As of December 31, 2022 and 2021, the remaining balance of SAFEs was $217,875. The terms of the remaining SAFEs are below.

An amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000).In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 5 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and has incurred losses since Inception. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2022, the Company generated a limited amount of revenue and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

In March 2020, the Company inadvertently made an overpayment to our CEO of $67,000. The Company and its CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring the CEO to repay the Company the amount of the overpayment. In April 2021 we entered into a loan agreement with the CEO relating to the terms of the repayment by the CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

GenesisAI’s president was entitled to an annual bonus in the amount of $70,000 under his employment agreement with the Company. He agreed to waive his bonus as partial consideration for the cancellation and exchange of 27,080,000 shares of his Class A Common Stock for the same number of shares of Class B Common Stock (See Note 4).

NOTE 7 – PPP LOAN

On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven. The forgiveness has been recorded as other income.

NOTE 8 - INCOME TAXES

The Company follows the provisions of ASC 740, “Income Taxes.” This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:
NOL carryover	$900,660	622,190

Valuation allowance	(900,660)	(622,190)
Net deferred tax asset	$—	—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 21% to pretax income the years ended December 31, 2022 and 2021.

The components of income tax expense for the years ending December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021

Book loss	$533,222	799,853
Stock for services and compensation	(254,752)	(385,756)
Gain on forgiveness of PPP loan	—	4,375
Change in valuation allowance	(278,470)	(418,472)
	$—	—

The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. A provision for income taxes has not been made due to net operating loss carry-forwards of approximately $4.3 million as of December 31, 2022, which may be offset against future taxable income. No tax benefit has been reported in the financial statements.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2022, through April 18, 2023, the date when the financial statements were available to be issued and has determined the following items needed to be disclosed:

- The Company continued its Reg CF raise on Netcapital and subsequent to December 31, 2022, the Company sold 30,788 shares of Class A Common Stock for gross proceeds of approximately $130,849.

ITEM 8. Exhibits

Exhibit No.	Description
2.1	Restated Certificate of Incorporation of GenesisAI Corporation (incorporated by reference to Exhibit 2.1 to Offering Statement on Form 1-A filed February 1, 2022)
2.2	Certificate of Designations of Series A Preferred Stock of GenesisAI Corporation (incorporated by reference to Exhibit 2.2 to Offering Statement on Form 1-A filed February 1, 2022)
2.3	Bylaws of GenesisAI Corporation (incorporated by reference to Exhibit 2.3 to Offering Statement on Form 1-A filed February 1, 2022)
3.1	Form of Irrevocable Power of Attorney (incorporated by reference to Exhibit 3.1 to Offering Statement on Form 1-A filed February 1, 2022)
4.1	Form of Subscription Agreement for Class A Common Stock (incorporated by reference to Exhibit 2.3 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)
6.1	Employment Agreement, dated April 6, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.1 to Offering Statement on Form 1-A filed February 1, 2022)
6.2	Amendment to Employment Agreement, dated May 24, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.2 to Offering Statement on Form 1-A filed February 1, 2022)
6.3	Amendment to Employee Offer Letter, dated April 14, 2022, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.3 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)
6.4	Form of Independent Director Agreement between GenesisAI Corporation and each independent director (incorporated by reference to Exhibit 6.3 to Offering Statement on Form 1-A filed February 1, 2022)
6.5	Amendment to Offer Letter, dated as of April 14, 2022, between Levan Silagadze and GenesisAI Corporation (incorporated by reference to Exhibit 6.5 to the Post-Qualification Offering Statement on Form 1-A filed on June 30, 2022)
6.6	Amendment to Offer Letter, dated as of April 14, 2022, between Shota Shanidze and GenesisAI Corporation (incorporated by reference to Exhibit 6.6 to the Post-Qualification Offering Statement on Form 1-A filed on June 30, 2022)
6.7*	Amendment to Offer Letter, dated as of June 15, 2022, between Levan Silagadze and GenesisAI Corporation
6.8*	Amendment to Offer Letter, dated as of June 15, 2022, between Shota Shanidze and GenesisAI Corporation
6.9	Form of Indemnification Agreement between GenesisAI Corporation and each independent director (incorporated by reference to Exhibit 6.4 to Offering Statement on Form 1-A filed February 1, 2022)
6.10	Cancellation and Exchange Agreement, dated September 21, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.6 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2022)
15.1	2018 Stock Incentive Plan of GenesisAI Corporation (incorporated by reference to Exhibit 15.1 to Offering Statement on Form 1-A filed February 1, 2022)
15.2	Amendment No. 1 to 2018 Stock Incentive Plan of GenesisAI Corporation (incorporated by reference to Exhibit 15.2 to Offering Statement on Form 1-A filed February 1, 2022)
15.3	Form of Stock Option Agreement (2018 Stock Incentive Plan of GenesisAI Corporation, as amended) (incorporated by reference to Exhibit 15.3 to Offering Statement on Form 1-A filed February 1, 2022)
15.4	Form of Restricted Stock Award Agreement (2018 Stock Incentive Plan of GenesisAI Corporation, as amended) (incorporated by reference to Exhibit 15.4 to Offering Statement on Form 1-A filed February 1, 2022)
99.1	Supplemental content on GenesisAI Corporation website and investor deck as of March 17, 2022 (incorporated by reference to Exhibit 99.1 to the Post-Qualification Offering Statement on Form 1-A filed on June 30, 2022)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2023	GenesisAI Corporation

/s/ Archil Cheishvili
	Name:	Archil Cheishvili
	Title:	Chief Executive Officer and President
(Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Archil Cheishvili	Chief Executive Officer, President and Director	May 1, 2023
Archil Cheishvili	(principal executive officer and principal financial and accounting officer)

/s/ Shota Shanidze	Director	May 1, 2023
Shota Shanidze

/s/ Levan Silagadze	Director	May 1, 2023
Levan Silagadze